Mail Stop 6010   January 3, 2008

Mr. Joel D. Liffmann
President and Chief Executive Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

Re: **Oracle Healthcare Acquisition Corp.**
        Registration Statement on Form S-4
        Filed December 6, 2007
        File No. 333-147857

Dear Mr. Liffmann:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After reviewing
this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us your analysis as to why the primary issuance of Oracle shares in the
    Merger to the PTI shareholders is the appropriate registerable event under the Securities
    Act of 1933. In that regard, we note that PTI is privately held and some or all of its
    shareholders have entered into a voting trust agreement with Oracle. Furthermore, on
    page 141 the prospectus indicates that the PTI shareholders have already approved the
    merger agreement suggesting that the PTI shareholders have already made their
    investment decision. Under that scenario, the appropriate form of registration may be a
    resale transaction under Rule 415 with the current document limited to a proxy statement

for the shareholders of Oracle. We may have further comments after receipt of your legal analysis.

2. If the result of your analysis is that the registration of the primary issuance of Oracle shares to PTI shareholders at the time of the merger is not appropriate, please consider withdrawing the Oracle registration statement and filing a preliminary proxy statement. In that case, the proxy statement should indicate that the Oracle shares to be received by the PTI shareholders will be restricted until such time as Oracle files a resale registration statement after the consummation of the merger transaction. Alternately, if the registrant determines that the registration of the primary issuance of the shares is appropriate, the S-4 should identify those shareholders of PTI whose Oracle shares will be restricted.

3. Please provide for staff review all materials prepared by the parties financial advisors and provided to either of the respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials, as well as copies of the engagement letters with each of the financial advisors. We may have further comment based on our review of the materials.

4. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

5. Please file the proxy card in your next amendment.

6. We note that the documents pertaining to PTI required by Item 601 of Regulation S-K, specifically the licensing agreement between PTI and the University of Pittsburgh has not been filed or incorporated by reference as an exhibit. Please file the agreement as an exhibit to the registration statement.

7. Please note that in the event you file a request for confidential treatment, comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning any confidential treatment request filed in connection with the subject registration statement.

Prospectus Cover Page, Q&A and Summary

8. The prospectus cover page is very dense and consequently it is difficult to read. Please limit your cover page to the most material information that you should convey to your shareholders. To the extent some of the cover page information appears in the Q&A, the Summary or elsewhere in the forepart of the prospectus, you should consider eliminating or abbreviating similar disclosure on the cover page.

9. Also, you repeat a significant amount of detailed information that first appears in the Q&A in the Summary. Please revise the Q&A and/or the Summary to reorganize this information so that it both reads smoothly and you substantially eliminate detailed

repetitive disclosures. You should consider limiting the Q&A to procedural matters and the Summary to substantive matters including disclosures related to the terms of the Merger Agreement.

PTI's Business Rational for Merger with Oracle, page 15

10. If applicable, please expand the discussion to describe PTI's need for financing, when the financing would be needed, and its prior attempts to secure such financing, including the public offering of its securities.

Prospectus Summary

Terms of the Merger Agreement, page 16

11. Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement. Please also indicate that this amount will fluctuate based upon the price of your shares.

12. Please disclose the fee paid by the parties to their respective financial advisors. If applicable, please discuss the portion of any such fee that is contingent upon completion of the merger.

Risk Factors – page 34

13. Please consider adding a risk factor addressing the dilutive effect of the merger consideration including the Top-Up Payment and the contingent payment of 4,250,000 shares.

Pro Forma Comparative Per Share Information, page 70

14. Please expand your footnote disclosure to clarify how PTI equivalent pro forma per share amounts are calculated.

Background of the Merger, page 88

15. We note your statement that by entering into the letter of intent on September 8, 2007, Oracle's deadline to consummate a business combination was extended from September 8, 2007 to March 8, 2007. Please expand the discussion on page 90 to clarify whether and when Oracle would have been required to begin liquidation if a letter of intent had not been entered into by September 8, 2007.

16. Please expand the discussion to describe whether and how the material terms of the merger changed during the course of negotiations between September-November 2007.

17. Please describe why PTI's board determined to abandon the business combination with Oracle on October 17, 2007.

18. Discuss what, if anything, Oracle did between October 17, 2007 and November 12, 2007, to initiate liquidation procedures or to search for another business combination candidate. Clarify whether, after September 8, 2007, Oracle's sole alternative to liquidation was a combination with PTI.

19. Please expand the discussion relative to the events of November 14, 2007, to clarify what you mean by the term "temporarily delay the initial public offering," i.e., was there any discussion as to when, specifically, the initial public offering might occur?

20. We note the reference to the terms of the earn-out and top-up provisions of the merger consideration that were the subject of communications between November 12-22, 2007. Please clarify the extent to which these terms were part of the business combination negotiated prior to October 17, 2007 and, if so, how these terms changed in the interim period.

Selected Public Companies Analysis, page 100

21. Please expand the discussion to disclose the criteria used by Duff & Phelps in selecting comparable companies, as well as whether any companies meeting this selection criteria were excluded from the analysis. If companies were excluded, please discuss why they were excluded and how such exclusion affected the analysis. Similar revisions should also be made with respect to the merger and acquisition transaction analysis beginning on page 103.

Recommendation of the Oracle Board of Directors, page 115

22. Please revise the discussion to disclose the vote by which both the board and its independent directors determined that the arrangement is fair to and in the best interest of Oracle and its shareholders.

23. Please revise the discussion to clarify whether the vote that the transaction was fair to and in the best interest of Oracle's shareholders was separate from the vote to approve the merger. If so, please disclose the result of this vote as well as the vote of the independent directors.

Treatment of PTI Restricted Stock and Other Stock Awards, page 119

Treatment of PTI Warrants, page 119

24. Please tell us whether the assumption of these securities will involve the issuance of a new security by Oracle as well as whether the issuances will be registered under the Securities Act or, if not, your analysis of the claimed exemption from registration.

The Voting Agreement, page 141

25. The registrant should identify the shareholders who entered into this agreement.

Mr. Joel D. Liffmann
Oracle Healthcare Acquisition Corp.
January 3, 2008
Page 5

The Authorized Shares Proposal, page 143-144

26. Please expand the disclosure to disclose:

   a. the number of shares of Oracle that are currently issued,

   b. the number of shares of Oracle that will be issued after the merger,

   c. the number of shares of Oracle that will be reserved for issuance after the merger under the terms of the Merger Agreement and all outstanding options, warrants and convertibles.

   For purposes of estimating the number of shares that will be issued and reserved after the merger please use the latest market price of Oracle common stock and disclose the price you are using in the text.

The Equity Incentive Plan Proposal, pages 148-155

27. Please disclose the amounts and forms of equity compensation the registrant intends to grant if the proposal is approved and to whom these forms and amounts of compensation are to be granted. If the registrant has no current intention of granting any equity compensation, please provide appropriate disclosure. Consider whether you should disclose any intended awards as benefits to persons associated with Oracle and PTI as a result of the Merger which diverge from those of the other shareholders of Oracle.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PTI

Critical Accounting Policies and Significant Estimates - Stock-based Compensation, page 165

28. Based on your disclosure it appears that independent valuations performed in 2006 and 2007 were used in determining the fair value of your common stock. Please identify the independent valuation consultant(s) that prepared the valuations and file their consent(s) in the registration statement.

29. Please disclose the following information:

   • The range of revenue market multiples of comparable companies and the revenue market multiple that PTI selected to determine your terminal value.

   • The range of enterprise value to revenue multiples of comparable companies and the enterprise value to revenue multiple that PTI selected to determine your valuation.

- PTI assumed a 35% discount for lack of marketability in the remains private scenario because there are significant restrictions on the transfer of their common stock. Please discuss the significant restrictions on the transfer of their common stock and disclose how they determined that the 35% discount for lack of liquidity is appropriate.

University of Pittsburgh License Agreement, page 196

30. We note you have not disclosed the specific terms pertaining to fees and royalties. Please tell us why you determined this information is not material. We may have additional comments.

Liquidation if No Business Combination, page 204

31. Please expand the discussion to state whether the deadline can be extended beyond March 8, 2008, and, if so, under what circumstances.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Oracle

Overview, page 208

32. Please expand your disclosure to clarify which party terminated the letter of intent and the reason for the termination. Clarify the facts and circumstances as to why the negotiations with PTI recommenced.

Results of Operations and Known Trends or Future Events, page 208

33. Please revise your disclosure to discuss your results of operations for the year ended December 31, 2006 and the period from September 1, 2005, date of inception, to December 31, 2005.

Critical Accounting Policies and Accounting Estimates, page 211

34. Your discussion of the variability associated with your valuation of derivative liabilities and your calculation income tax liability could be improved. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For your critical accounting estimates please describe the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

35. Please disclose or cross-reference to disclosure that describes how the actual exchange ratio will be calculated.

Note 4: Pro Forma Net Income (Loss) Per Share, page 222

36. Please expand the footnotes to clarify why the Oracle weighted number of shares outstanding excludes 2,999,999 shares assumed converted.

PTI Executive Compensation, pages 237-250

37. The staff notes that subsequent to the filing of the S-4, PTI's fiscal year ended. Accordingly, please update PTI's executive compensation information to include the year ended December 31, 2007. The summary compensation table should include fiscal 2006 as well as fiscal 2007 information.

Oracle Healthcare Acquisition Corp. Financial Statements

Notes to Financial Statements, page F-29

38. Please expand your disclosure to address the following:

- Clarify the nature of the shares subject to possible conversion and how the number of shares was calculated.

- Disclose how the conversion value and interest income attributable to these shares was calculated.

- Clarify your basis for the balance sheet classification of the conversion value amount less interest income and your presentation of net income allocable to common shareholders not subject to possible conversion and related per share amounts. Please disclose the authoritative accounting literature that supports your presentations.

Exhibits

39. Please incorporate by reference the Voting Trust Agreement that Oracle and certain shareholders of PTI entered into simultaneously to the execution of the Merger Agreement. This agreement was originally filed with the registrant's 8-K dated December 3, 2007.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gustavo Rodriguez at (202) 551-3752 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters.

Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William H. Gump, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019-6099

        Darren K. DeStefano, Esq.
        Cooley Godward Kronish LLP
        One Freedom Square, Reston Town Center
        11951 Freedom Drive
        Reston, Virginia 20190-5656